Exhibit 99.62

NEXTECH AR SOLUTIONS ENGAGES STOCKHOUSE

FOR IR SERVICES

New York, NY - Toronto, ON – July 15, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a rapidly growing technology and emerging growth company focused on bringing augmented reality (“AR”) to the masses is pleased to announce that it has engaged the services of Stockhouse.com to provide increased market awareness and investor relations services to the Company. Stockhouse is a financial portal with one of the largest communities of active investors in North America. It provides financial news, tools and information that enable its investor community to uncover and share opportunities on high growth investment sectors, market trends, small cap stocks and more.

Nextech is currently pursuing three multi-billion dollar verticals in the AR industry Aritize™ For eCommerce, Aritize™ University and AR Hollywood Studios, which all drive revenue from its omni-platform called “Aritize”. The company also owns a fast growing AR enhanced e-commerce business that is currently generating almost $400,000 per month in revenue with over 30% of that revenue being subscription revenue.

“We are looking forward to increasing investors awareness and working with the professional team at Stockhouse.com to showcase NexTech’s state of the art augmented reality technology to new investors in the technology industry” comments Evan Gappelberg CEO of Nextech.

“This is perfect timing for NexTech to partner with Stockhouse.com,” commented Justin Meiklem, Vice President of Marketing for Stockhouse Publishing. “We are seeing online investor activity building on what is already a very active summer in the markets, and NexTech’s business is relevant to technology and cannabis investors.”

About Stockhouse

With over 1 million unique visitors a month, Stockhouse is Canada’s #1 financial portal and one of North America’s largest small cap investor communities. Our members are smart, affluent investors actively researching stock and looking for new opportunities. Stockhouse.com is the global hub for investors to find relevant financial news, access expert analysis and opinion and share knowledge and information with each other.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent-pending platform offers the most technologically advanced 3D AR, AI technology anywhere.  Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI SaaS platform. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “plans” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the use of proceeds of the Offering and the filing of a material change report are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.